UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number: 001-15160

BROOKFIELD CORPORATION

(Name of Registrant)

Brookfield Place
Suite 100
181 Bay Street, P.O. Box 762
Toronto, Ontario, Canada M5J 2T3
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐      Form 40-F ☒

Exhibits 99.1, 99.2, 99.3, 99.4, 99.5 and 99.6 of this Form 6-K shall be incorporated by reference as exhibits to the Registration Statement of Brookfield Corporation and Brookfield Finance Inc. on Form F-10 (File Nos. 333-292304 and 333-292304-04).

EXHIBIT INDEX

Exhibit	Description
99.1	Underwriting Agreement, dated September 21, 2026
99.2	Consent of Torys LLP, dated September 21, 2026
99.3	Consent of Goodmans LLP, dated September 21, 2026
99.4	Consent of McCarthy Tétrault LLP, dated September 21, 2026
99.5	Consent of Weil, Gotshal & Manges LLP, dated September 21, 2026
99.6	Consent of KPMG LLP, dated September 21, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BROOKFIELD CORPORATION

Date: September 22, 2026	By:	/s/ Swati Mandava
		Name:	Swati Mandava
		Title:	Managing Director, Legal & Regulatory and Corporate Secretary